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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                 CARESIDE, INC.
          -------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   141728 10 5
          -------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

*The remainder of this cover page shall be filled our for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 5 Pages


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CUSIP NO. 141728 10 5                 13G                      PAGE 2 OF 5 PAGES


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SmithKline Beecham Corporation
         23-1099050

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  [  ]
                                                                    (b)  [  ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania

                                    5       SOLE VOTING POWER
    NUMBER OF                               790,930
     SHARES
  BENEFICIALLY                      6       SHARED VOTING POWER
    OWNED BY
      EACH
   REPORTING                        7       SOLE DISPOSITIVE POWER
     PERSON                                 790,930
      WITH
                                    8       SHARED DISPOSITIVE POWER

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         790,930

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [x]*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.6%

12       TYPE OF REPORTING PERSON*
         CO

*Aggregate amount does not include securities held by Ms. Diana Mackie, an employee of the Reporting Person and a Director of Careside, Inc., beneficial ownership of which is disclaimed.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO. 141728 10 5                 13G                      PAGE 3 OF 5 PAGES


Item 1.           (a).          Name of Issuer:

                                Careside, Inc.

                  (b).          Address of Issuer's Principal Executive Offices:

                                6100 Bristol Parkway
                                Culver City, CA  90230

Item 2.           (a).          Name of Person Filing:

                                SmithKline Beecham Corporation

                  (b).          Address of Principal Business office:

                                One Franklin Plaza
                                Philadelphia, PA  19102

                  (c).          Citizenship:

                                Pennsylvania

                  (d).          Title of Class of Securities:

                                Common stock.

                  (e).          CUSIP Number:

                                141728 10 5

Item 3.                         Not Applicable.


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CUSIP NO. 141728 10 5                 13G                      PAGE 4 OF 5 PAGES


Item 4.                        Ownership.

                               The information in items 1 and 5 through 11 on the cover pages (page 2) on Schedule 13G is hereby incorporated by reference.

Item 5.                        Ownership of Five Percent or Less of a Class:

                               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.                        Ownership of More Than Five Percent on Behalf of
                               Another Person:

                               S.R. One, Limited, a wholly-subsidiary of Reporting Person beneficially owns 561,122 shares with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

Item 7. Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company:

                               Not applicable.

Item 8. Identification and Classification of Members of the Group:

                               Not applicable.

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CUSIP NO. 141728 10 5                 13G                      PAGE 5 OF 5 PAGES


Item 9.                             Notice of Dissolution of Group:

                                    Not Applicable

Item 10.                            Certification:

                                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    Signature:

                                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    SMITHKLINE BEECHAM CORPORATION

                                    By: /s/ Donald A. Parman
                                       ------------------------------------
                                       Donald A. Parman
                                       Secretary


Dated: February 11, 2000